UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Maxwell Technologies, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

577767106
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,199,036*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,199,036*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

* Includes 966,800 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,585*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 335,585*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,585*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

* Includes 50,000 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,199,036*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,199,036*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,036*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

* Includes 966,800 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,585*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 335,585*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,585*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

* Includes 50,000 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,534,621*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,534,621*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

* Includes 1,016,800 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,534,621*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,534,621*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,534,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

* Includes 1,016,800 Shares underlying sold-short put options exercisable within 60 days hereof.

CUSIP NO. 577767106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value per share (the “Shares”), of Maxwell Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3888 Calle Fortunada, San Diego, California 92123.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Vertex Opportunities Fund, LP, a Delaware limited partnership (“Vertex Opportunities”), with respect to the Shares directly and beneficially owned by it;

(ii)	Vertex Special Opportunities Fund III, a Delaware limited partnership (“VSO III”), with respect to the Shares directly and beneficially owned by it;

(iii)	Vertex GP, LLC, a Delaware limited liability company (“Vertex GP”), as the general partner of Vertex Opportunities;

(iv)	Vertex Special Opportunities GP III, LLC, a Delaware limited liability company (“VSO GP III”), as the general partner of VSO III;

(v)	Vertex Capital Advisors, LLC, a Delaware limited liability company (“Vertex Capital”), as the investment manager of each of Vertex Opportunities and VSO III; and

(vi)	Eric Singer, as managing member of each of Vertex GP, VSO GP III and Vertex Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 825 Third Ave. 33rd Floor, New York, New York 10022.

(c)           The principal business of Vertex Opportunities is investing in securities. The principal business of Vertex GP is acting as the general partner of Vertex Opportunities. The principal business of VSO III is investing in securities. The principal business of VSO GP III is acting as the general partner of VSO III. Vertex Capital serves as the investment manager to each of Vertex Opportunities and VSO III. The principal occupation of Mr. Singer is serving as the managing member of each of Vertex GP, VSO GP III and Vertex Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 577767106

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Vertex Opportunities, Vertex GP, VSO III, VSO GP III and Vertex Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Vertex Opportunities and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 232,236 Shares beneficially owned by Vertex Opportunities is approximately $1,439,782, excluding brokerage commissions.

The aggregate purchase price of the 966,800 Shares underlying certain sold-short put options that may be deemed to be beneficially owned by Vertex Opportunities is approximately $5,614,210, assuming all such Shares are purchased by Vertex Opportunities, excluding brokerage commissions.

 The aggregate purchase price of the 285,585 Shares beneficially owned by VSO III is approximately $1,420,670, excluding brokerage commissions.

The aggregate purchase price of the 50,000 Shares underlying certain sold-short put options that may be deemed to be beneficially owned by VSO III  is approximately $223,750,  assuming all such Shares are purchased by VSO III, excluding brokerage commissions

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have serious concerns with the Issuer’s financial performance and implore the Board of the Issuer to establish a credible plan to better align costs with revenue in order to return the Issuer to profitability.  The Reporting Persons do not believe the Issuer should raise capital through a dilutive equity offering and should consider other means to improve the Issuer’s balance sheet while maximizing the value for all stockholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 577767106

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 29,947,311 Shares outstanding, which is the total number of Shares outstanding as of April 21, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 23, 2015.

A.	Vertex Opportunities

(a)	As of the close of business on June 10, 2015, Vertex Opportunities may be deemed to beneficially own 1,199,036 Shares, including 966,800 Shares underlying certain sold-short put options.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 1,199,036 (including 966,800 Shares underlying certain sold-short put options)
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,199,036 (including 966,800 Shares underlying certain sold-short put options)
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	VSO III

(a)	As of the close of business on June 10, 2015, VSO III may be deemed to beneficially own 335,585 Shares, including 50,000 Shares underlying certain sold-short put options.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 335,585 (including 50,000 Shares underlying certain sold-short put options)
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 335,585 (including 50,000 Shares underlying certain sold-short put options)
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 577767106

C.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 1,199,036 Shares that may be deemed to be beneficially owned by Vertex Opportunities.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 1,199,036 (including 966,800 Shares underlying certain sold-short put options)
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,199,036 (including 966,800 Shares underlying certain sold-short put options)
4. Shared power to dispose or direct the disposition: 0

(c)
Vertex GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP III

(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 335,585 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 335,585 (including 50,000 Shares underlying certain sold-short put options)
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 335,585 (including 50,000 Shares underlying certain sold-short put options)
4. Shared power to dispose or direct the disposition: 0

(c)
VSO GP III has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Vertex Capital

(a)
Vertex Capital, as the investment manager of Vertex Opportunities and VSO III, may be deemed the beneficial owner of the (i) 1,199,036 Shares that may be deemed to be beneficially owned by Vertex Opportunities and (ii) 335,585 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,534,621 (including 1,016,800 Shares underlying certain sold-short put options)
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,534,621 (including 1,016,800 Shares underlying certain sold-short put options)
4. Shared power to dispose or direct the disposition: 0

(c)
Vertex Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Vertex Opportunities and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 577767106

F.	Eric Singer

(a)
Mr. Singer, as the managing member of Vertex GP, VSO GP III and Vertex Capital, may be deemed the beneficial owner of the (i) 1,199,036 Shares that may be deemed to be beneficially owned by Vertex Opportunities and (iii) 335,585 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 1,534,621 (including 1,016,800 Shares underlying certain sold-short put options)
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,534,621 (including 1,016,800 Shares underlying certain sold-short put options)
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Vertex Opportunities and VSO III during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 11, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 577767106

Vertex Opportunities has sold short in over the counter market American-style put options, referencing (i) 486,800 Shares, which have an exercise price of $7.50 per Share and expire on June 19, 2015, (ii) 80,000 Shares, which have an exercise price of $7.50 per Share and expire on September 18, 2015, and (iii) 400,000 Shares, which have an exercise price of $6.00 per Share and expire on September 18, 2015.

VSO III has sold short in over the counter market American-style put options, referencing (i) 50,000 Shares, which have an exercise price of $5.00 per Share and expire on September 18, 2015.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Vertex Opportunities Fund, LP, Vertex GP, LLC, Vertex Special Opportunities Fund III, LP, Vertex Special Opportunities GP III, LLC, Vertex Capital Advisors, LLC and Eric Singer, dated June 11, 2015.

CUSIP NO. 577767106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund III, LP

By:	Vertex Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 577767106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX OPPORTUNITIES FUND, LP

Purchase of Common Stock	90,000	6.2770	04/28/2015
Purchase of Common Stock	40,000	6.0172	04/29/2015
Purchase of Common Stock	20,000	5.8198	04/30/2015
Purchase of Common Stock	25,000	5.7100	05/01/2015
Sale of September 2015 Put Option ($6.00 Strike Price) (1)	(1,000)(2)	0.7000	05/11/2015
Sale of September 2015 Put Option ($6.00 Strike Price) (1)	(1,000)(2)	0.7250	05/12/2015
Sale of September 2015 Put Option ($6.00 Strike Price) (1)	(1,000)(2)	0.7000	05/13/2015
Sale of September 2015 Put Option ($6.00 Strike Price) (1)	(1,000)(2)	0.6625	05/15/2015

VERTEX SPECIAL OPPORTUNITIES FUND III, LP

Purchase of Common Stock	179,920	4.9520	6/2/2015
Purchase of Common Stock	40,000	5.0400	6/3/2015
Purchase of Common Stock	30,000	4.9989	6/4/2015
Sale of September 2015 Put Option ($5.00 Strike Price) (1)	(500)(3)	0.5250	6/4/2015
Purchase of Common Stock	35,665	4.9948	6/10/2015

__________________
1	Represents a short sale.
2	This sold short put option represents the obligation to purchase 100,000 Shares, which may be deemed to be beneficially owned by Vertex Opportunities.
3	This sold short put option represents the obligation to purchase 50,000 Shares, which may be deemed to be beneficially owned by VSO III.